PLAINTREE SYSTEMS INC.
Consolidated Statements of Operations
for the years ended March 31, 2006, 2005 and 2004
(in Canadian dollars)

	2006	2005	2004
Revenue
Management services revenue - related
party (Note 6)	$1,545,750	$-	$-
Product and service revenue	145,584	345,395	258,739
	1,691,334	345,395	258,739
Cost of revenue
Cost of services	439,875	-	-
Cost of products sold	56,946	116,056	35,618
Write-down of inventories	22,011	55,794	-
	518,832	171,850	35,618
Gross margin	1,172,502	173,545	223,121
Operating expenses
Sales and marketing	569,277	820,824	453,718
Finance and administration (Notes 5 and 10)	343,521	835,218	514,764
Research and development	324,488	314,304	424,431
Interest expense (Notes 9 and 10)	147,137	74,722	68,067
Accretion of debt discount (Note 9)	373,145	328,473	91,000
	1,757,568	2,373,541	1,551,980
Loss from operations	(585,066)	(2,199,996)	(1,328,859)
Partnership income (Note 3)	602,130	762,397	845,730
Other partnership related expenses (Note 3)	(83,785)	(79,497)	(121,382)
Bank loan interest (Note 8)	(272,290)	(440,227)	(491,392)
Other income (loss) (Note 13)	9,000	(19,982)	385,452
NET LOSS	$(330,011)	$(1,977,305)	$(710,451)
Basic and diluted loss
per common share (Note 14)	$-	$(0.02)	$(0.01)
Weighted average common shares
outstanding	90,221,634	90,221,634	90,221,634

See accompanying Notes to the Consolidated Financial Statements

PLAINTREE SYSTEMS INC.
Consolidated Statements of Cash Flows
for the years ended March 31, 2006, 2005 and 2004
(in Canadian dollars)

	2006		2005		2004
OPERATING
Net loss	$(330,011)		$(1,977,305)		$(710,451)
Items not affecting cash
Amortization of capital assets	11,614		14,081		61,934
Write-down of inventories	22,011		55,794		-
(Gain) loss on disposal of capital assets	(9,000)		9,232		5,165
Amortization of deferred charges (Note 5)	34,738		365,570		164,368
Accretion of debt discount (Note 8)	373,145		328,473		91,000
Stock-based compensation expense (Note 12)	59,296		80,221		-
Salary and interest deferral (Note 10)	278,359		425,917		271,053
Changes in non-cash operating
working capital items (Note 15)	(1,471,750)		44,710		(654,974)
	(1,031,598)		(653,307)		(771,905)
INVESTING
Purchases of capital assets	-		(4,860)		-
Proceeds from disposal of capital assets	9,000		-		-
Partnership interest (Note 3)	-		-		(20,000,000)
	9,000		(4,860)		(20,000,000)
FINANCING
Increase in due to related parties	581,067		370,000		932,304
Proceeds from issuance of convertible debentures	365,000		-		-
Costs related the issuance of convertible debentures	(2,000)		(10,501)		(107,011)
Proceeds from bank loan (Note 7)	-		-		20,300,000
	944,067		359,499		21,125,293
NET CASH (OUTFLOW) INFLOW	(78,531)		(298,668)		353,388
CASH, BEGINNING OF YEAR	96,868		395,536		42,148
CASH, END OF YEAR	$18,337		$96,868		$395,536

See accompanying Notes to the Consolidated Financial Statements

Supplementary information:
Interest paid	$-	$		$
Taxes paid	$-	$		$
Portion of partnership distributions paid directly
on bank loan	$5,100,000		$5,300,000		$4,000,000
Reduction of investment in partnership (non-cash)	$(5,100,000)		$(5,300,000)		$(4,000,000)

3

PLAINTREE SYSTEMS INC.
Consolidated Statements of Shareholders' Deficiency
for the years ended March 31, 2006, 2005 and 2004
(in Canadian dollars)

			Accumulated
			Foreign
			Currency		Equity component
	Common Shares		Translation		of Convertible	Additional Paid-	Shareholders'
	Number	Amount	Adjustment	Deficit	Debentures	in Capital	Deficiency
				(Restated -		(Restated -	(Restated -
				Note 2)		Note 2)	Note 2)

Balance March 31, 2003	90,221,634	$ 97,561,140	$ (447,075)	$ (98,019,751)	$-	$-	$ (905,686)
Equity component of the
convertible debenture (Note 8)	-	-	-	-	625,000	-	625,000
Options granted to
related parties (Note 11)	-	-	-	-	-	451,000	451,000
Net loss	-	-	-	(710,451)	-	-	(710,451)
Balance March 31, 2004, as previously reported	90,221,634	97,561,140	(447,075)	(98,730,202)	625,000	451,000	(540,137)
Adjustment to reflect change in accounting
for employee stock options (Note 2)	-	-	-	(195,498)	-	195,498	-
Balance March 31, 2004, as restated	90,221,634	97,561,140	(447,075)	(98,925,700)	625,000	646,498	(540,137)
Equity component of the
convertible debenture (Note 8)	-	-	-	-	220,000	-	220,000
Stock-based compensation expense	-	-	-	-	-	80,221	80,221
Net loss	-	-	-	(1,977,305)			(1,977,305)
Balance March 31, 2005	90,221,634	97,561,140	(447,075)	(100,903,005)	845,000	726,719	(2,217,221)
Equity component of convertible debenture (Note 8)	-	-	-	-	98,061	-	98,061
Stock-based compensation expense	-	-	-	-	-	59,296	59,296
Net loss	-	-	-	(330,011)	-	-	(330,011)
Balance at March 31, 2006	90,221,634	$ 97,561,140	$ (447,075)	$ (101,233,016)	$943,061	$786,015	$ (2,389,875)

See accompanying Notes to the Consolidated Financial Statements

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

1. DESCRIPTION AND CONTINUATION OF THE BUSINESS

The Company provides management services and specializes in developing optical wireless communications equipment for Local Area, Wide Area, Voice, Internet and Security Networks.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, there is substantial doubt about the Company’s ability to continue as a going concern because of the Company’s losses during the past year of $330,011 and an accumulated deficit of $101,233,016 as at March 31, 2006. The Company’s continued existence is dependent upon its ability to raise additional capital, to increase sales and ultimately become profitable.

The Company believes that future funding and certain sales-related efforts will provide sufficient cash flow for it to continue as a going concern in its present form. However, there can be no assurances that the Company will achieve such results and to date, the Company has not secured such funding either through an equity investment or strategic partnership. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with accounting principles generally accepted in the United States of America except as disclosed in Note 19.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's foreign subsidiaries are inactive. All significant intercompany accounts and transactions have been eliminated. The Company has a 49% interest in a partnership as disclosed in Note 3. The Company is accounting for the partnership using the equity method whereby net partnership income (loss) increases (decreases) the investment and cash distributions reduce the investment.

Inventories

Finished goods are valued at the lower of cost (first-in, first-out) and net realizable value. Work in process and raw materials are valued at the lower of cost and estimated realizable value.

Provisions for excess and obsolete inventory are made in the period in which management determines the inventory to be excess or obsolete.

Capital assets

Capital assets are stated at cost. Amortization is provided using the following methods and rates:

Computer and office equipment	3 years straight-line
Furniture and fixtures	20% declining-basis
Building	20 years straight-line

The Company's policy is to review all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount as an asset may not be recoverable. If events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, the Company will estimate the future cash flows expected to result from the use of the assets and their eventual disposition and record an impairment of the assets if required.

Research and development costs

Research costs are expensed as incurred. Development costs are deferred once technical feasibility has been established and all criteria for deferral under generally accepted accounting principles are met. Such costs are amortized, commencing when the product is released, over the lesser of the expected life of the related product and three years.

Revenue recognition and warranties

Revenue from product sales is recorded on shipment provided evidence of an arrangement exists and collection is probable. In addition, a provision for potential warranty claims is recorded at the time of sale, based on warranty terms and prior claims experience. Extended warranty contracts are sold separately from the product and the associated revenue is recognized over the term of the agreement. Service revenue is recognized when the service is performed. Deferred revenue arises when extended warranty contracts are paid in advance.

Management services revenue is recognized as services are delivered when there is persuasive evidence of an arrangement and collection is reasonably assured.

Foreign currency translation

Monetary assets and liabilities, which are denominated in currencies foreign to the local currency of the operation, are translated to the local currency at fiscal year-end exchange rates, and transactions included in the statements of operations are translated at rates prevailing during the fiscal year. Exchange gains and losses resulting from the translation of these amounts are included in net loss.

In prior years, the Company had active subsidiaries (reporting in foreign currencies) that were considered to be self-sustaining. The translation of the accounts of these subsidiaries resulted in the accumulated foreign currency translation adjustment reported in the consolidated balance sheets.

5

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock option plans

The Company has stock option plans as described in Note 12. Effective April 1, 2004, the Company adopted the new recommendations of Section 3870 of the CICA Handbook ("CICA 3870") with respect to stock-based compensation. The Company records an expense for employee options; the determination of stock-based compensation as further disclosed in Note 12 is based on the fair value at the date of grant of the stock options. The Company has not restated expenses of prior periods. An adjustment of $195,498 was made to the opening deficit balance of fiscal 2005 to reflect the cumulative effect of the change on the prior periods resulting from expenses on options that were issued since January 1, 2002.

The Company uses the fair value-based method to measure stock-based compensation for all stock-based awards made to non-employees, and for direct awards made to directors and employees of common shares, stock appreciation rights, and awards that call for settlement for cash or other assets. Awards that the Company has the ability to settle in shares are recorded as equity whereas awards that the Company is required to or has a practice of settling in cash are recorded as liabilities.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Management makes estimates related to revenue recognition and allowance for doubtful accounts, useful lives of capital assets, valuation of the investment in partnership, inventory, stock-based compensation, accrued liabilities, deferred revenue and bifurcation of convertible debentures. Actual results could differ from the estimates made by management.

Income taxes

The Company uses the asset and liability method to account for income taxes. Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for accounting purposes, and their respective tax bases. Future income tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in statutory tax rates is recognized in net income in the year of change. Future income tax assets whose recoverability is not sufficiently likely are not recorded in these financial statements.

Investment in partnership

The Company accounts for its 49% investment in the Buhler Partnership using the equity method.

3. INVESTMENT IN PARTNERSHIP

In July 2003, the Company acquired a 49% interest in a general manufacturing partnership formally operating as Buhler Manufacturing (“Partnership”) for $20,000,000. The Company obtained a line of credit (bank loan) of $20,300,000 to finance the acquisition and a restructuring completed at the time. The investment by Plaintree in the Partnership was completed to provide Plaintree with a portion of the cash distributions expected to be received from the Partnership, net of repayment of the bank loan principle and interest and other partnership related expenses. Plaintree’s interest in the Partnership is limited to receiving its proportionate gross distributions from the income distributed by the Partnership to a maximum aggregate amount of approximately $21,610,000. Once the Partnership has distributed to Plaintree this amount, Plaintree will automatically cease to be entitled to any further distributions. The gross partnership distributions to Plaintree after interest and related expenses are split at 94.3% to reduce the principal amount outstanding on the bank loan and 5.7% payable to Plaintree.

This Partnership interest was reduced to $5,900,000 at March 31, 2006 (2005 - $11,000,000), as a result of distributions from the Partnership net of interest and related expenses of $5,100,000 during fiscal 2006 (2005 - $5,300,000). In fiscal 2006, the Company reported $602,130 (2005 - $762,397; 2004 - $845,730) of Partnership income from distributions received from the Partnership. Also recorded was bank loan interest of $272,290 (2005 - $440,227; 2004 - $491,392) and other partnership related expenses of $83,785 (2005 - $79,497; 2004 - $121,382), which is made up of Financing expense of $25,617 (2005 - $22,976; 2004 - $59,217) and Guarantee fees of $58,168 (2005 - $56,521; 2004 - $62,165). As of March 31, 2006, a quarterly Partnership income allocation of $49,317 (2005 - $49,649) was due and payable and recorded as a receivable on the balance sheet of the Company.

The Buhler Partnership is a general partnership and as such Plaintree is jointly and severally liable with the other partners of the Partnership for the debts and obligations of the Partnership if the Partnership is unable to satisfy the same, subject to a right of recovery by Plaintree from the other partners on the basis of their respective ownership interest in the Partnership.

The carrying value of the Partnership is assessed for impairment when there has been a loss in value that is other than temporary.

During fiscal 2006, Plaintree was allocated aggregate distributions of $5,702,131 from the Partnership. From this distribution, a payment of $5,100,000 was made to reduce the bank loan. Plaintree recorded gross earnings from the Partnership of $602,130 representing the allocated earnings. In addition, Plaintree reduced its investment in the Partnership by $5,100,000 that was considered to be a repayment of its capital. The Company also incurred bank loan interest of $272,290 and other Partnership related expenses of $83,785 and these amounts were paid out of the Partnership distribution to Plaintree.

The Partnership allocates income to its partners and is not itself subject to tax.

Unaudited summarized financial information of the Partnership is as follows:

	2006	2005
	(Unaudited)	(Unaudited)
	(000's)	(000's)
Current assets before amounts due from related parties	$49,616	$ 50,312
Due from related parties – current	81,784	67,279
Total current assets	$131,400	$ 117,591
Total assets	$131,415	$ 117,601

6

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

3. INVESTMENT IN PARTNERSHIP (Continued)

	2006	2005
	(Unaudited)	(Unaudited)
	(000's)	(000's)
Bank indebtedness	$ 12,657	$ 10,658
Other current liabilities	9,836	5,500
Due to related parties	24,221	22,796
Total liabilities	$ 46,714	$ 38,954
Total revenue	$ 40,570	$ 40,212
Cost of goods sold	30,193	30,364
Gross margin	$ 10,377	$ 9,848
Net Income	$ 4,321	$ 4,835

4. INVENTORIES

	2006	2005
Raw materials	$82,681	$ 81,241
Work in process	2,118	84,963
Finished goods	46,525	11,504
	$131,324	$ 177,708

During fiscal 2006 and 2005, it became evident that the Company would not recover the cost of certain inventories reflected on the consolidated balance sheet. Accordingly, the Company wrote down its inventories by $22,011 in fiscal 2006 (2005 - $55,794) to reflect its estimated realizable value.

5. DEFERRED CHARGES

Deferred charges represent payments to various entities to secure related party loans including the placement of the related party convertible debenture issue, related party demand loan and for Partnership related legal and financing fees.

	2006	2005
Deferred charges	$570,512	$ 568,512
Less accumulated amortization	(564,676)	(529,938)
	$5,836	$ 38,574

These charges are being amortized over the term of the related debts and amortization of $34,738 (2005 - $365,570; 2004 - $164,368) is included in finance and administration expenses in fiscal 2006.

Non-cash deferred charges relating to options granted to shareholders (Note 12) have been excluded from the payment of deferred charges reflected on the statement of cash flows.

6. DUE FROM RELATED PARTIES

Due from related parties consists of accounts receivable for management consulting services to a related party (a Company controlled by the same individual who controls Targa) from Targa Group Inc. (“Targa”), the Company's largest shareholder and from a subsidiary of Targa, and a loan to that same company, a subsidiary of Targa, including interest. The loan earns interest at 10% and there is no set due date. During fiscal year 2006, a total of $1,545,750 of management consulting fees was charged to a subsidiary of Targa. The management consulting fees were charged at the exchange amount agreed to for those services. The Company received payment from a subsidiary of Targa of $500,000 as at September 30, 2005 and subsequently loaned that amount back to the same related company in the 4th quarter of fiscal 2006. Management consulting fees of $1,045,750 remain owing to the Company as of March 31, 2006.

7. CAPITAL ASSETS

		2006
		Accumulated	Net Book
	Cost	Amortization	Value
Computer and office equipment	$684,141	$ 680,539	$ 3,602
Furniture and fixtures	27,520	26,261	1,259
Land and building	218,672	57,044	161,628
	$930,333	$ 763,844	$ 166,489
		2005
		Accumulated	Net Book
	Cost	Amortization	Value
Computer and office equipment	$684,141	$ 678,919	$ 5,222
Furniture and fixtures	27,520	25,774	1,746
Land and building	218,672	47,537	171,135
	$930,333	$ 752,230	$ 178,103

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

8. BANK LOAN

In July 2003, Plaintree obtained a non-recourse demand credit facility from a Canadian chartered bank in the amount of $20,300,000. The credit facility was used to finance its capital contribution to the Partnership referred to in Note 3, to cover related acquisition expenses and to finance its payment obligations under the creditor proposal described below. Amounts outstanding under the credit facility incur interest at the bank’s prime rate. Payments of interest and principal are due quarterly following cash distributions by the Partnership to the partners, including Plaintree. Pursuant to the credit facility, the bank is entitled to be paid 94.3% of the amount of the cash distributions from the Partnership paid to Plaintree prior to a demand and/or default under the credit facility and 100% of such distributions thereafter until the credit facility is repaid. The credit facility is guaranteed by a related party to one of Plaintree’s partners in the Partnership. In order to secure the guarantee, Plaintree is required to pay 1% of cash distributions from its Partnership interest up to a maximum of $200,000 to the party guaranteeing the credit facility. Plaintree has secured its obligations to the bank under the credit facility by way of a specific pledge of its Partnership interest to the bank. Pursuant to the credit facility, the bank is only entitled to be paid out of the cash distributions to Plaintree from the Partnership and has no recourse over any other cash flow of the Company.

During fiscal 2006, the bank loan was reduced by $5,100,000 (2005 - $5,300,000) as a result of distributions from the Partnership.

9. DUE TO RELATED PARTIES – CONVERTIBLE DEBENTURES

The Company has issued outstanding tranches of convertible debentures to related parties as follows:

			Components at Date of Issue
		Conversion
Date of Issue	Face Value	Factor	Debt	Equity
December 2003	$900,000	$0.115	$ 275,000	$ 625,000
February 2005	220,000	0.065	-	220,000
April 2005	220,000	0.110	174,414	45,586
June 2005	145,000	0.040	92,525	52,475

The debentures are convertible into common shares of the Company at the holder’s option at any time. They become due and payable two years from the date of issue at which point interest will begin to accrue at 10% on any unpaid balances. Debentures may be repaid at any time by the Company with 30 days notice subject to the holders’ right to convert within that time period. All of the Company’s assets were pledged as security for these convertible debentures under an already existing general security agreement.

The Company determined the value of the debt and equity components of the Convertible Debentures in accordance with the substance of the contractual arrangement. The equity component representing the fair value of the holder’s conversion option, is determined using the Black-Scholes option pricing model and is recorded to additional paid-in capital.

As at March 31, 2006, the discount resulting from the value attributed to the equity component was fully amortized. Principal values are due two years from the date of issue and accrues 10% interest from the due date if not repaid.

Balance of convertible debentures debt outstanding as at March 31, 2006 and 2005 is as follows:

					Debt
	Debt Component				Component
	Balance as at	Debt Component	Accretion of		Balance as at
	March 31,	of Issues in	Debt Discount	Accrued	March
Face Value	2005	2006	in fiscal 2006	Interest	31, 2006
$ 900,000	$678,500	$-	$ 221,500	$ 25,951	$ 925,951
220,000	15,973	-	110,000	-	125,973
220,000	-	174,414	21,965	-	196,379
145,000	-	92,525	19,680	-	112,205
$ 1,485,000	$694,473	$266,939	$ 373,145	$ 25,951	$ 1,360,508

					Debt
	Debt Component				Component
	Balance as at	Debt Component	Accretion of		Balance as at
	March 31,	of Issues in	Debt Discount	Accrued	March
Face Value	2004	2005	in fiscal 2005	Interest	31, 2005
$ 900,000	$366,000	$-	$ 312,500	$ -	$678,500
220,000	-	-	15,973	-	15,973
$ 1,120,000	$366,000	$-	$ 328,473	$ -	$694,743

All of the convertible debentures are held by related parties including Targa or a subsidiary of Targa and an independent director of the Company and a company controlled by that director.

10. OTHER RELATED PARTY TRANSACTIONS

During fiscal 2006, total rent expense of $NIL (2005 - $12,000; 2004 - $17,000) was paid to companies controlled by Targa for storage services. An amount of $12,000 was incurred in fiscal 2006 but remained unpaid at March 31, 2006. This amount is included in finance and administration expenses.

Fiscal 2006 interest expense of $147,137 (2005 - $74,722; 2004 - $68,067) is primarily interest on related party balances as described in Notes 9 and 10.

In August 2005, the Board of the Company obtained a Loan (“2005 Loan”) from an affiliate of Targa of $425,000. The 2005 Loan is payable on demand and earns interest at a rate of 10% per annum. Additional amounts were provided on the 2005 Loan during the period ending March 31, 2006. The 2005 Loan is secured by an already existing General Security Agreement over Plaintree’s assets. As of March 31, 2006, $629,821 had been advanced with interest accrued to date of $30,593 for a total payable of $660,414. This amount is included in due to related parties - other.

8

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

10. OTHER RELATED PARTY TRANSACTIONS (Continued)

On November 19, 2003, the Board of the Company agreed to accept a Loan (“Loan”) from Targa, its largest shareholder, of $500,000 (net of related fees). The Loan is payable on demand and earns interest at a rate of prime plus 5% per annum. The Loan is also secured by an already existing General Security Agreement over Plaintree’s assets. On December 4, 2003, the Loan was reduced by a cash payment of $189,614 to Targa as part of the settlement of the purchase of Debentures referred to in Note 9. As of March 31, 2006, the total Loan amount outstanding was $376,849 ($310,386 principal plus $66,463 of accumulated interest; 2005 - $346,780 ($310,386 principal plus $36,394 of accumulated interest). This amount is included in due to related parties - other.

Until March 31, 2003, the Company leased facilities from a company controlled by Targa. Lease arrears including interest of $63,512 (2005 - $48,879) owing to this related party amounted to $282,320 (2005 - $267,687). In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company. As a result of the BIA proposal to creditors, the forbearance agreement is now in default and the amounts owing are due and payable. This amount is still outstanding as at March 31, 2006 and is included in due to related parties - other.

As of April 1, 2002, the Company’s Senior Officers have agreed to defer payment of consulting fees and salaries payable. During fiscal 2006, a portion of these fees and salaries, amounting to $129,000, was paid to the senior officers. At March 31, 2006, these fees and salaries to senior officers of the Company, who are also majority shareholders of Targa, amounted to $954,847 (2005 - $733,847), plus interest charges of $113,983 (2005 - $56,624) for a total payable of $1,068,830 (2005 - 790,471). These amounts are included in due to related parties - other.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of the following:

	2006	2005
Accounts payable	$21,982	$ 15,131
Accrued liabilities	242,670	211,945
Salaries and benefits payable	11,985	13,524
Commissions payable	-	1,636
	$276,637	$ 242,236

12. SHARE CAPITAL

Authorized
Unlimited number of preferred shares, issuable in series
Series I:	7% cumulative dividend payable in cash or, subject to applicable law and stock exchange approval, common shares;
semi-annually on the 30th day of May and November of each year;
redeemable at the option of the Company and retractable at the option of the holder at $1,000 per share after November
21, 2002 or on the occurrence of a merger event;
convertible at the option of the holder to 1,647,058 common shares at any time prior to November 22, 2002;
amounts due for redemption or retraction may be converted to common shares at the option of the Company; non-
voting.
Series II:	7% cumulative dividend payable in cash or, subject to applicable law and stock exchange approval, common shares;
semi-annually on the 30th day of May and November of each year;
redeemable at the option of the Company and retractable at the option of the holder at $1,000 per share after June 3,
2003 or on the occurrence of a merger event;
convertible at the option of the holder to 4,186,046 common shares at any time prior to June 4, 2003;
amounts due for redemption or retraction may be converted to common shares at the option of the Company; voting.

Unlimited number of common shares

Warrants

On January 8, 2005, 3,911,765 common share purchase warrants at an exercise price of $0.51 per common share expired.

Stock option plans

During fiscal 2002, the Company amended the 1994 Stock Option Plan to (i) change the name of the 1994 Stock Option Plan from “1994 Employee and Director Stock Option Plan” to “Stock Option Plan”; (ii) allow the Company to grant options to officers and service providers; and (iii) increase the maximum number of options which may be granted under the 1994 Stock Option Plan from 4,500,000 to up to 8,600,000. At the annual and special meeting of shareholders on September 16, 2004, the shareholders passed a resolution to increase the maximum number of stock options which may be granted under the Stock Option Plan to 12,000,000.

The Company also has a 1993 stock option plan for key employees and directors. No further options are eligible for grant under the 1993 plan.

Options under the stock option plans may not expire later than 10 years from the date of grant and the exercise price may not be less than the latest closing price of the common shares on the last trading day preceding the date of grant. Eligibility is determined by the Company's Board of Directors and the aggregate number available for issuance to any one person may not exceed 5% of the issued and outstanding common shares.

9

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

12. SHARE CAPITAL (Continued)

Stock option plans (Continued)

Activity in the stock option plan is summarized as follows:

			Weighted
			Average
	Number of	Option	Option
	Options	Price	Price
Options outstanding March 31, 2003	1,740,000	$ 0.29-$7.00	$1.40
Granted during fiscal 2004	7,525,000	$ 0.11	$0.11
Cancelled	(635,000)	$ 0.29-$7.00	$2.13
Options outstanding March 31, 2004	8,630,000	$ 0.11-$2.35	$0.22
Granted during fiscal 2005	3,050,000	$ 0.08-$0.12	$0.08
Cancelled	(410,000)	$ 0.11-$2.35	$0.59
Options outstanding March 31, 2005	11,270,000	$ 0.08-$2.31	$0.22
Cancelled during fiscal 2006	(2,550,000)	$ 0.08-$0.12	$0.09
Expired	(110,000)	$ 0.72	$0.72
Options outstanding March 31, 2006	8,610,000	$ 0.08-$2.31	$0.19

Additional information regarding options outstanding as of March 31, 2006 is as follows:

		Options Outstanding		Options Exercisable
		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life (Years)	Price	Exercisable	Price
$0.08	400,000	4.4	$0.08	300,000	$0.08
$0.11	7,075,000	2.6	$0.11	7,075,000	$0.11
$0.12	250,000	3.2	$0.12	187,500	$0.12
$0.29	400,000	0.8	$0.29	400,000	$0.29
$0.39	220,000	0.6	$0.39	220,000	$0.39
$0.51	15,000	0.3	$0.51	15,000	$0.51
$2.31	250,000	2.1	$2.31	250,000	$2.31
$0.08 - $2.31	8,610,000	2.5	$0.19	8,447,500	$0.19

During fiscal 2005, the Company granted 2,750,000 stock options at exercise prices varying between $0.08 and $0.12 with vesting periods of up to two years.

During fiscal 2004, of the 7,525,000 options granted, 5,000,000 options were granted to related parties and the Company recorded a deferred charge as a financing cost and an increase to additional paid-in capital of $451,000 reflecting the fair market value of the options granted based on the application of the Black-Scholes pricing model. The deferred charge is being amortized over the period of the related debt (approximately one year).

The stock-based compensation expense of $59,296 (2005 - $80,221) included in general and administrative expenses in fiscal 2006 was determined using the fair value method, consistent with the requirements of CICA 3870. This was calculated using a Black-Scholes option pricing model which indicates a weighted average fair value for options granted in the year of $0.05 per option in fiscal 2005 (2004 - $0.09) . The fair value is estimated on the date of grant.

No options were granted in 2006. The weighted average fair value of all options granted during 2005 and 2004 was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Expected option life (years)	3.1	2.5
Volatility	123%	184%
Risk free interest rate	3.1%	3.1%
Dividend yield	-	-

The Black-Scholes model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

13. OTHER INCOME (LOSS)

Other income (loss) is comprised of the following items:

	2006	2005	2004
Foreign exchange loss	$-	$ (10,750)	$(1,287)
Gain on creditor proposal	-	-	371,395
Gain (Loss) on disposal of capital assets	9,000	(9,232)
Miscellaneous	-	-	15,344
	$9,000	$ (19,982)	$385,452

The Company filed a proposal with its creditors in December, 2002. The Court approved the proposal in January, 2003. The gain on creditor proposal of $371,395 was realised on settlement of the final proposal to creditors approved by the Ontario Superior Court of Justice on July 31, 2003. As part of this settlement, creditors received a maximum aggregate amount of $150,000.

During fiscal 2006, a foreign exchange gain of $1,690 was reclassified from the Other Income (Loss) section of statement of Operations and Deficit to the Product and service costs section as the gains or losses were primarily attributable to international product sales.

14. BASIC AND DILUTED LOSS PER COMMON SHARE

Loss per share has been calculated on the basis of net loss divided by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by dividing the applicable net loss by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. For all periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of options and convertible instruments. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but that were not included in the computation of diluted net loss per share, because to do so would have reduced the loss per share (anti-dilutive) for the years presented are as follows:

		Year ended March 31,
	2006	2005	2004
Employee and other options	8,310,000	10,970,000	8,630,000
Convertible debentures	17,061,363	11,210,702	3,911,765
Total	25,371,363	22,180,702	12,541,765

15. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	2006	2005	2004
Trade accounts receivable	$17,908	$ (530)	$ 71,439
Due from related parties	(1,556,709)	-	-
Due from partnership	332	19,634	(69,283)
Inventories	24,373	(125,553)	8,394
Prepaid expenses and advance
contract payments	10,341	(1,643)	5,992
Accounts payable and accrued liabilities	34,401	155,007	(658,134)
Deferred revenue	(2,396)	(2,205)	(13,382)
	$(1,471,750)	$ 44,710	$ (654,974)

16. BUSINESS SEGMENT INFORMATION

The Company's chief decision maker, the Chief Executive Officer, tracks the Company's operations as principally one business segment - the design, development, manufacture, marketing and support of computer networking products. The Company from time to time provides management services primarily to related companies. The revenue and cost of sales related to these services are presented on the statement of operations. No other expenses or assets are attributable to this segment.

The Company determines the geographic location of revenues based on the location of its customers. All of the Company's assets are primarily located in Canada.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

16. BUSINESS SEGMENT INFORMATION (Continue)

Revenue by geographic location

	2006	2005	2004
Management services revenue
Canada	$ 1,545,750	$ -	$ -
Product revenue
Canada	19,222	41,879	106,092
United States	60,639	144,862	64,514
Europe	27,000	120,536	57,232
Other	38,722	38,118	30,901
	145,584	345,395	258,739
Total revenue	$ 1,691,334	$ 345,395	$ 258,739

All of the management services revenue relates to one related party.

The product revenue concentration (customers with revenues in excess of 10% of total revenues) is as follows:

	2006	2005	2004
Number of customers	2	1	5
% of total revenue	20%	21%	70%

17. INCOME TAXES

(a)	Investment tax credits

At March 31, 2006, the Company has approximately $2,145,000 (2005 - $3,459,000) of investment tax credits, relating primarily to research and development, available to reduce future year’s Canadian federal income taxes. These potential benefits expire as follows:

2007	$1,561,000
2011	240,000
2012	344,000
$2,145,000

(b)	Tax losses available to carry forward

The Company has losses available to reduce future years’ Canadian federal and provincial taxable income totalling approximately $15,337,000 and $15,518,000 respectively. These potential benefits expire as follows:

	Federal	Provincial
2007	$880,000	$1,893,000
2008	3,850,000	4,573,000
2009	5,032,000	5,657,000
2010	3,395,000	3,395,000
2011	2,180,000	-
	$15,337,000	$15,518,000

(c)	Research and development deductions

The Company has claimed less research and development expenses for income tax purposes than has been reflected in the financial statements. These unclaimed expenses total approximately $20,593,000 (2005 - $20,593,000; 2004 - $20,593,000) for Canadian federal and provincial income tax purposes. These are available without expiry to reduce future years' taxable income.

The potential future benefits associated with the investment tax credits, tax losses, and unclaimed research and development expenses have not been reflected in these financial statements.

Current federal and provincial tax law in Canada includes provisions limiting the annual use of net operating loss and credit carryforwards in the event of certain defined changes in stock ownership. Accordingly, the annual use of the Company's net operating loss and credit carryforwards could be limited according to these provisions in the event of certain changes in stock ownership.

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

17. INCOME TAXES (Continued)

The provision for income taxes reported differs from the amount computed by applying the Canadian statutory rate to the income (loss) before income taxes for the following reasons:

	2006	2005	2004
Statutory income tax rate (Canada)	36.12%	36.12%	36.5%
Expected recovery of income tax	$ (119,200)	$ (714,203)	$ (259,279)
Reversal of temporary differences, the
benefit of which are not recorded	(35,232)	4,380,163	(85,842)
Benefit of loss carryforward not recorded	-	-	-
Benefit of utilization of losses not
previously recorded	(1,773,058)	(5,825,853)	(646,387)
Other permanent differences	1,927,490	2,159,893	991,508
Reported income tax provision	$ -	$ -	$ -

The source of accumulated temporary differences and the related future income taxes as at March 31 are as follows:
	2006	2005
Accounting amortization in excess of tax	$ 3,983,000	$ 4,956,000
Research and development expenses not
deducted for tax purposes	9,109,000	10,132,000
Losses available to offset future
income taxes	5,564,000	10,363,000
Other	-	2,000
Future income tax assets before
valuation allowance	18,656,000	25,453,000
Less valuation allowance	(18,656,000)	(25,453,000)
Future income taxes	$ -	$ -

18. GUARANTEES, COMMITMENTS AND CONTINGENCIES

Guarantees

The Company has entered into agreements that contain features which meet the definition of a guarantee under Canadian Accounting Guideline (AG) 14 and U.S. FASB Interpretation (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness or Others. The pronouncements define a guarantee to be a contract that contingently requires the Company to make payments (either in cash, financial instruments, other assets, common shares of the Company or through the provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, a liability or an equity security of the other party. The Company has the following guarantee that is subject to the disclosure requirements of AG 14 and FIN 45:

Product warranties

As part of the normal sale of product, the Company provides its customers with standard one year product warranties and separately priced extended warranties. These warranties extend for periods generally ranging from one to three years from the date of sale. The following summarizes the accrual of deferred revenue that is recorded as part of current liabilities and deferred revenue in the accompanying consolidated balance sheets as at March 31, 2006 and 2005:

	2006	2005
Balance at the beginning of the year	$ 9,486	$ 11,691
Payments made during the year	(7,946)	(10,649)
Warranties issued during the year	5,550	8,444
Balance at end of year	$ 7,090	$ 9,486

PLAINTREE SYSTEMS INC.
Notes to the Consolidated Financial Statements
(in Canadian dollars)

19. RECONCILIATION TO UNITED STATES GAAP

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The following adjustments would be required in order to present the financial statements in accordance with United States generally accepted accounting principles (US GAAP).

Under US GAAP, the net loss and loss per common share figures for the years ended March 31, 2006, 2005 and 2004 and the shareholders’ deficiency as at March 31, 2006, 2005 and 2004 would be adjusted as follows:

	2006	2005	2004
Canadian GAAP loss	$ (330,011)	$(1,977,305)	$ (710,451)
Adjustment to operating expenses
relating to accretion of debt discount (a)	41,645	-	-
US GAAP loss	$ (288,366)	$(1,977,305)	$ (710,451)
Basic and diluted loss per share based
on US GAAP	$ (0.00)	$(0.02)	$ (0.01)

	Shareholders’ deficiency
	2006	2005	2004
Canadian GAAP	$ (2,389,875)	$(2,217,221)	$ (540,137)
Adjustment to operating expenses
relating to accretion of debt discount (a)	(56,416)	-	-
US GAAP	$ (2,446,291)	$(2,217,221)	$ (540,137)

(a)	Accounting for convertible debentures

Under US GAAP, the convertible debentures issued in April 2005 and June 2005 would not be bifurcated into their debt and equity components. Accordingly, under US GAAP, the due to related parties - convertible debentures would increase by $56,416 (2005 $NIL), accretion of debt discount, operating expenses, loss from operations, net loss, and deficit would decrease by $41,645 (2005 - $NIL; 2004 - $NIL), and equity component of convertible debentures would decrease by $98,061 (2005 - $NIL).

(b)	Accounting for stock-based compensation

Under Canadian GAAP, the Corporation accounts for its stock option plan in accordance with CICA 3870 which requires entities to account for employee stock options using the fair value based method, where compensation cost is measured at fair value at the date of grant and is expensed over the stock-based awards vesting period. This method is substantially consistent for the periods presented with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which was implemented retroactively as of April 1, 2004.

20. FINANCIAL INSTRUMENTS

Concentration of credit risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash, investments, due from partnership and trade receivables. The Company invests its excess cash in high-quality financial instruments. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Anticipated bad debt loss has been provided for in the allowance for doubtful accounts.

Interest risk

The Company is financed through loans from related parties and a bank loan which bear interest at rates tied to the Canadian bank prime rate. Consequently, the Company is exposed to the risk of increases in the prime rate.

Fair values

The fair values of amounts due to and due from related parties are not determinable as comparable arm’s length debts are not available.

The carrying amounts for trade accounts receivable, due from partnership and accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments or the terms of the instrument. The carrying amount for the bank loan approximates fair value as the interest rate is reflective of rates currently available for similar debts.

21. COMPARATIVE FIGURES

Certain of the comparative numbers have been reclassified to conform to the current year's presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PLAINTREE SYSTEMS INC.

For the years ended March 31, 2006, 2005 and 2004

Date – July 24, 2006

The following discussion and analysis is the responsibility of management and has been reviewed by the audit committee (“Audit Committee”) and approved by the board of directors (the “Board of Directors”) of Plaintree Systems Inc. (“Plaintree” or the “Company”). The Board of Directors carries out its responsibilities for the financial statements and management’s discussion and analysis (“MD&A”) principally through the Audit Committee, which is comprised exclusively of independent directors. Plaintree’s Chief Executive Officer; who is also the Chief Financial Officer, in accordance with Multilateral Instrument 52-109, has certified that he has reviewed the financial statements and this MD&A (the “Filings”). Based on his knowledge, these Filings do not contain any untrue fact or omit a material fact and the Filings present fairly our financial position, results of operations and cash flows. The Company’s certifying officers are responsible for establishing and maintaining our disclosure controls and procedures, and have in place the appropriate information systems, procedures and controls to ensure with reasonable assurance that information used internally by management and disclosed externally is materially complete and reliable. Our Audit Committee and Board of Directors provide an oversight role with respect to all public financial disclosures by the Company, and have reviewed this MD&A and the accompanying financial statements.

The following discussion of the financial condition, changes in financial condition and results of operations of Plaintree for the years ended March 31, 2006, 2005 and 2004 should be read in conjunction with the audited Consolidated Financial Statements and Notes of Plaintree for the year ended March 31, 2006 (“Fiscal 2006 Statements”). Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period. All amounts are in Canadian dollars, unless otherwise stated, and in accordance with Canadian generally accepted accounting principles (“GAAP”).

Caution Regarding Forward Looking Information

This MD&A of the Company contains certain statements that, to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect Plaintree’s current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Plaintree’s control, affect the operations, performance and results of Plaintree and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: companies evaluating Plaintree’s products delaying purchase decisions; current, pending and proposed legislative or regulatory developments in the jurisdictions where Plaintree operates; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the FSO industry; technological change; currency value fluctuation; general economic conditions worldwide, including in China; Plaintree's success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels. This list is not exhaustive of the factors that may affect any of Plaintree’s forward-looking statements. Plaintree undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise. Readers are cautioned not to put undue reliance on forward-looking statements. Readers should also carefully review the risks concerning the business of the Company and the industries in which it operates generally described in the documents filed from time to time with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

Overview

Located in Arnprior, Ontario, Plaintree develops and manufactures the WAVEBRIDGE series of Free Space Optical (FSO) wireless links using Class 1, eye-safe LED technology providing high-speed network connections for Cable companies, ISPs, traditional Telco’s, GSM or cellular operators, airports and campus networks. Acting as a replacement for cable, fiber or radio frequency systems, the WAVEBRIDGE links offer broadband access with no spectrum interference problems, and same day installation for rapid network deployment.

Plaintree has expanded its revenue generating activities to include management consulting services to related companies. The Company also earns income from its investment in a general partnership. The partnership arrangement is intended to provide Plaintree with income distributed from the partnership’s net earnings subject to predetermined maximum amounts distributed. Once Plaintree has received its maximum aggregate net distribution of $1,400,000, of which it has received $1,124,400 through March 31, 2006, it no longer has any right to future distributions from the partnership.

The Company’s shares have been delisted from the Toronto Stock Exchange and the Company has no present plans to start any action for relisting on any Canadian exchange until product sales increase significantly and this is not expected in the near future. The Company’s common shares continue to be quoted on the OTCBB in the United States.

Selected Financial Information

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP, which also conform in all material respects with accounting principles generally accepted in the United States, except as disclosed in note 20 to the Fiscal 2006 Statements.

As stated in Note 1 to the Fiscal 2006 Statements, the financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, there is substantial doubt about the Company’s ability to continue as a going concern because of the Company’s losses during the past year of $330,011, a working capital deficit as at March 31, 2006 of $8,156,364, and an accumulated deficit of $101,233,016 as at

1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

March 31, 2006. The Company’s continued existence is dependent upon its ability to raise additional capital, to increase sales and ultimately become profitable.

There can be no assurances that the Company will secure the necessary financing or achieve the operating results required to continue as a going concern. To date, the Company has not secured such funding either through an equity investment or strategic partnership. If these events do not occur, the Company may cease operations.

The following table sets forth selected financial information from the Company’s Fiscal 2006 Statements.

Statement of Operations Data
($000s, except per share data)		Fiscal Years ended
	2006	2005	2004
Revenue	$1,691	$345	$259
Operating loss	(585)	(2,200)	(1,329)

Net loss	(330)	(1,977)	(710)
Basic and diluted loss per share	$(0.00)	$(0.02)	$(0.01)

Balance Sheet Data
($000s)		As at March 31
	2006	2005	2004
Total assets	$7,543	$11,284	$17,204
Total liabilities	9,933	13,501	17,744
Long-term liabilities	Nil	nil	Nil
Cash dividends declared per share	Nil	nil	Nil

Buhler Partnership Investment

In July 2003, the Company acquired a 49% interest in a general manufacturing partnership formally operating as Buhler Manufacturing (“Partnership”) for $20,000,000. The Company obtained a line of credit (bank loan) of $20,300,000 to finance the acquisition and a restructuring completed at the time. The investment by Plaintree in the Partnership was completed to provide Plaintree with a portion of the cash distributions expected to be received from the Partnership, net of repayment of the bank loan principal and interest and other partnership related expenses. Plaintree’s interest in the Partnership is limited to receiving its proportionate gross distributions from the income distributed by the Partnership to a maximum aggregate amount of approximately $21,610,000. Once the Partnership has distributed to Plaintree this amount, Plaintree will automatically cease to be entitled to any further distributions and will effectively cease to be a partner. The gross partnership distributions to Plaintree after interest and related expenses are deducted are split at 94.3% to reduce the principle amount outstanding on the bank loan and 5.7% payable to Plaintree. Plaintree’s net cash proceeds to be realized under the partnership agreement are expected to be a maximum aggregate amount of $1,400,000 (net of the payment of interest and principal on the bank loan, bank fees and related guarantee fees). Plaintree has received $1,124,400 of net distributions to date. When Plaintree has received its maximum aggregate distribution, the bank loan and all related expenses will be fully satisfied. The bank loan is secured only against Plaintree’s partnership interest and such loan is to be paid only from the distributions made to Plaintree by the Partnership. The bank does not have any other security of the Company nor does it have the right to receive payment out of other amounts received by Plaintree for its other operations.

During fiscal 2006, Plaintree was allocated aggregate partnership distributions of $5,702,131 from the Partnership. From the distribution, a payment of $5,100,000 was made to reduce the bank loan. Plaintree’s Partnership interest was reduced to $5,900,000 at March 31, 2006 (2005 - $11,000,000), as a result of distributions from the Partnership (net of interest and related fees and expenses) of $5,100,000 during fiscal 2006 (2005 - $5,300,000).

In fiscal 2006, the Company received payments totaling $273,395 (2005 - $258,835, 2004 - $292,173) and reported $602,130 (2005 - $762,397, 2004 - $845,730) of Partnership income from distributions received from the Partnership. Also recorded was Bank loan interest of $272,290 (2005 - $440,227, 2004 - $491,392) deducted before Plaintree’s net proceeds and other partnership related expenses of $83,785 (2005 - $79,497, 2004 - $121,382), which is made up of Financing expense of $25,617 (2005 - $22,976, 2004 - $59,217) paid out of Plaintree’s proceeds and Guarantee fees of $58,168 (2005 - $56,521, 2004 - $62,165) paid before Plaintree’s net proceeds. As of March 31, 2006, a quarterly Partnership income allocation of $49,317 (2005 - $49,649) was due and payable and recorded as a receivable on the Company’s Fiscal 2006 Statements.

The Buhler Partnership is a general partnership and as such Plaintree is jointly and severally liable with the other partners of the Partnership for the debts and obligations of the Partnership if the Partnership is unable to satisfy the same, subject to a right of recovery by Plaintree from the other partners on the basis of their respective ownership interest in the Partnership.

The carrying value of the Partnership is assessed for impairment when there has been a loss in value that is other than temporary. As of March 31, 2006, the Partnership’s unaudited summarized financial information is as follows:

2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	2006	2005
	(Unaudited)	(Unaudited)
	(000's)	(000's)
Current assets before amounts due from related parties	$ 49,616	$ 50,312
Due from related parties - current	81,784	67,279
Total current assets	$ 131,400	$ 117,591
Total assets	$ 131,415	$ 117,601
Bank indebtedness	$ 12,657	$ 10,658
Other current liabilities	9,836	5,500
Due to related parties	24,221	22,796
Total liabilities	$ 46,714	$ 38,954
Total revenue	$ 40,570	$ 40,212
Cost of goods sold	30,193	30,364
Gross margin	$ 10,377	$ 9,848
Net Income	$ 4,321	$ 4,835

See “Partnership Income, Other partnership related expenses and Bank loan interest” and “Off-Balance Sheet Arrangement - Investment in Partnership and related Bank Loan” for further information.

Results of Operations

		Plaintree Systems Inc.
	($000s, except per share
		and % amounts)		Change from Fiscal
		Fiscal Year
				2005 to	2004 to
	2006	2005	2004	2006	2005
Management services revenue – related	$1,545	$-	$-	$1,545	$-
party
Product and service revenue	$146	$345	$259	($199)	$86
Total revenue	1,691	$345	$259	$1,346	$86
Cost of revenue	518	172	36	346	136
Gross margin	1,173	173	223	1,000	(50)
	69.3%	50.2%	86.2%	19.1%	(36.0%)
Operating expenses:
Sales & marketing	569	821	454	(252)	367
Finance & administration	344	835	515	(491)	320
Research & development	324	314	424	10	(110)
Interest	520	403	159	117	246
	1,758	2,373	1,552	(615)	821
Loss from operations	(585)	(2,200)	(1,329)	1,615	(871)
Partnership income	602	762	846	(160)	(84)
Other partnership expenses	(84)	(79)	(121)	(4)	42
Other income (expense)	9	(20)	385	29	(405)
Bank loan interest	(272)	(440)	(491)	168	51
Net loss	$(330)	$(1,977)	$(710)	$(1,647)	$(1,267)
Basic and diluted loss per share	$(0.00)	$(0.02)	$(0.01)

Revenues

Management services revenue from related parties

Management services revenue of $1,545,750 in 2006 was earned by providing and charging for the services of certain Plaintree management under an arrangement with companies controlled by a significant shareholder. These services are provided as requested by the related parties and the arrangement is cancelable at any time. There is no assurance that the Company will continue to earn this revenue going forward.

Product and service revenue

Total product and service revenue for fiscal 2006 was $145,584 as compared to $345,395 in fiscal 2005 and $258,739 in fiscal 2004. Product and service revenue decreased from fiscal 2005 to fiscal 2006 by $199,811 primarily due to continued weak demand for telecommunications and wireless products resulting in revenues being below expectations.

3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross Margin

Total gross margin from management services revenue, from related parties, and product and service revenue for fiscal 2006 was $1,172,502 or 69.3% compared to 50.2% in fiscal 2005 and 86.2% in fiscal 2004. The gross margin for 2006 consists of margin on management services to related parties of $1,105,875 or 71.5% of management services revenue and margin on product and services revenue of $66,627 or 45.8% of sales. The gross margin on management services revenue consists of revenues earned less direct employee salaries and benefits. This margin is expected to remain consistent for any management services revenue charged to related parties going forward.

Gross margins related to product sales have been uncharacteristically high in the 2004-2006 periods due to the sale of legacy products whose inventory value had been previously written down. This effect is somewhat offset by additional write-offs incurred in fiscal 2005 and 2006.

Inventory levels were reduced in the last two successive fiscal periods; $22,011 was written down in fiscal 2006 while an amount of $55,794 was determined to be obsolete and written down from inventory in 2005.

Operating Expenses

Sales and marketing expenses

Sales and marketing expenses were $569,277, $820,824 and $453,718 in fiscal 2006, 2005 and 2004, respectively. These expenses consisted primarily of personnel and related costs associated with the Company’s sales and marketing departments, which include sales commissions, advertising, travel, trade shows and other promotional activities.

The significant increases in sales and marketing expenses from fiscal 2004 to 2005 are mainly the result of salary expenses associated with an increase in sales and marketing staff. Fiscal 2004 sales and marketing expenses were significantly lower due to major cutbacks in the international sales force and marketing initiatives in response to the decreased revenue levels at that time.

The decrease in sales and marketing expense from 2005 to 2006 mainly relates to costs that have been allocated to the cost of services relating to employee costs incurred that are attributable to management services revenue charged to related parties. Additionally, measures were taken in the second half of the year to reduce costs through headcount and salary reductions.

Finance and administration expenses

Finance and administrative expenses were $343,521, $835,218 and $514,764 in fiscal 2006, 2005 and 2004, respectively. Finance and administration expenses consist primarily of costs associated with managing the Company’s finances, which include financial staff, legal and audit activities as well as the amortization of capital assets.

Finance and administrative expense as a total decreased by $491,697 during fiscal 2006 as compared to fiscal 2005 and increased $320,454 compared to fiscal 2004. The decrease in finance and administration expenses from 2005 to 2006 mainly relates to costs that have been allocated to the cost of services related to employee costs incurred that are attributable to management services revenue charged to related parties.

Research and development expenses

Research and development expenses were $324,488, $314,304 and $424,431 in fiscal 2006, 2005 and 2004, respectively. Research and development expenditures consist primarily of software and hardware engineering personnel expenses, subcontracted research and development costs and costs associated with equipment and facilities.

Expenses were relatively flat between 2005 and 2006. The $110,127 drop in annual expense from fiscal 2004 to fiscal 2005 was predominately related to the reduction in personnel.

Interest and accretion

Interest and accretion expense consists of amortization of the discount on the debt portion of convertible debentures plus interest expense. Interest expense mainly relates to interest incurred on related party debt and lease arrears.

Amortization of discount on the convertible debentures that resulted from the fair value assigned to the equity component of convertible debentures was $373,145 during 2006, $328,473 during 2005 and $91,000 during 2004 (see Note 5 and Note 9 to the Fiscal 2006 Statements). Interest expense was $147,137, $74,722 and $68,067 in fiscal 2006, 2005 and 2004, respectively.

Other income (loss)

Other income (loss) during the fiscal year ended March 31, 2006 reflected a gain of $9,000 resulting from the sale of Company assets. Fiscal 2005 had a loss of $19,982 as compared to income of $385,452 in fiscal 2004. The relatively large gain in 2004 primarily related to the $371,395 gain realized on the settlement of claims and debts of the unsecured creditors of the Company pursuant to the BIA proposal completed.

Partnership income, other partnership related expenses and Bank loan interest

In fiscal 2006, the Company recorded Partnership income allocations of $602,130 (2005 - $762,397, 2004 - $845,730). Also recorded was bank loan interest of $272,290 (2005 - $440,227, 2004 - $491,392) and other partnership related expenses of $83,785 (2005 - $79,497, 2004 - $121,382), which is made up of financing expense of $25,617 (2005 - $22,976, 2004 - $59,217) and Guarantee fees of $58,168

4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(2005 - $56,521, 2004 - $62,165). See “Buhler Partnership Investment” and “Off-Balance Sheet Arrangement – Investment in Partnership and Related Bank Loan” for further information.

Net Loss

The net loss for fiscal 2006 was $330,011 or $0.00 per share as compared to a net loss of $1,977,305 or $0.02 per share in fiscal 2005 and $710,451 or $0.01 per share in fiscal 2004.

Quarterly Results

The following table sets out selected unaudited consolidated financial information for each quarter in fiscal 2006 and fiscal 2005.

Quarters ended

(unaudited, in $000s except per share)

		Fiscal 2006				Fiscal 2005
	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31
	2005	2005	2005	2006	2004	2004	2004	2005
Revenue	$66	$540	$810	$275	$88	$146	$78	$33
Loss from operations	(598)	(205)	345	(127)	(485)	(484)	(433)	(798)
Net income (loss)	(540)	(150)	421	(61)	(423)	(416)	(391)	(747)
Net income (loss) per
share-basic and diluted	$(0.01)	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.01)

Fourth quarter of fiscal 2006

During the fourth quarter of fiscal 2006 revenue was $269,240 and the net loss was $61,336. Expenses dropped in the fourth quarter of fiscal 2006 as compared to the third quarter mainly as a result of a reduction in Convertible Debenture amortization expense as certain deferred charges were fully amortized by the end of the third quarter.

Liquidity and Capital Resources

			Change from Fiscal
($000s)	Fiscal Year
	2006	2005	2005 to 2006
Cash	$18	$97	($79)
Working Capital	(8,156)	(13,095)	4,939
Net cash provided by (used in):
Operating activities	(1,032)	(653)	(379)
Investing activities	9	(5)	14
Financing activities	944	359	585

Cash

As at March 31, 2006, the Company held $18,337 in cash, a decrease of $78,531 from March 31, 2005.

Working Capital

Working capital represents current assets less current liabilities. As at March 31, 2006, the Company had a working capital deficit of $8,156,362 compared to a working capital deficit of $13,095,324 at March 31, 2005. The decrease in the working capital deficit was primarily a result of the reduction in the bank loan by $5,100,000. The most significant portion of the working capital deficiency of $8,156,362, relates to the bank loan obtained by Plaintree to invest in the Partnership. Payments of the bank loan are funded exclusively from the cash distributions paid to the Company from the Partnership and not out of other working capital or other funds of the Company.

Cash used in Operating activities

Cash used in operating activities for fiscal 2006 was 1,031,598, an increase of $378,291 from $653,307 of the prior fiscal year. The increased use of cash in operating activities mainly relates to the accumulation of related party receivables in 2006 offset by the decreased loss in 2006 compared to 2005.

Cash provided by Investing activities

Cash provided by investing activities for fiscal 2006 was $9,000 resulting from the sale of capital assets. During fiscal 2005, cash used in investing activities was $4,860 relating to the purchase of capital assets.

Cash used in Financing activities

Cash provided by financing activities for fiscal 2006 was $944,067 compared to cash provided by financing activities of $359,499 of the prior fiscal year. Cash provided by financing activities mainly relate to the issuance of convertible debentures and other proceeds from related parties of $946,067 in 2006 and $370,000 in 2005.

5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Outlook

The Company’s legacy products are not currently producing sufficient revenue to sustain the continuing operations of the Company. The Company has been earning management services revenue from related parties and earning income from its investment in the Partnership to mitigate its losses and provide capital to continue operations. The requisition of additional management services is at the discretion of the related party with no minimum commitment and the services, and related income, may cease at any time. Additionally, the Partnership income to Plaintree is derived from income generated by the Partnership and as such is beyond Plaintree’s control and subject to uncertainty. It is also subject to a maximum net distribution to the Company of $1,400,000 of which the Company has received $1,129,500 through March 31, 2006, including $300,000 that was received out of the original bank line of credit but has not yet been included in Plaintree income. Once the maximum net distribution has been provided to the Company, it will have no further rights to any distributions from the Partnership.

The Company’s total working capital deficit is approximately $8.2 million at March 31, 2006, of which $5.9 million is anticipated to be funded by distributions made by the Partnership to Plaintree. The remaining working capital deficit of $2.3 million and the Company’s ongoing operations will need to be funded through additional capital in the near term. In addition, there is no assurance that the Company will realize future proceeds from the Buhler partnership to satisfy the remaining $5.9 million outstanding on the Bank loan, although the Partnership has provided a guarantee on that loan to the bank and the bank is not permitted to seek payment from Plaintree except for the proceeds distributed to Plaintree from the Partnership.

There can be no assurances that the Company will secure the necessary financing or achieve the operating results required to continue as a going concern. To date, the Company has not secured such funding either through an equity investment or strategic partnership. If these events do not occur, the Company may cease operations.

Related Party Transactions

During fiscal 2006, total rent expense of $0 (2005 - $12,000; 2004 - $17,000) was paid to companies controlled by Targa for storage services. This amount is included in finance and administration expenses.

Fiscal 2006 interest expense of $147,137 (2004 - $74,722; 2003 - $68,067) is primarily interest on related party balances as described in Note 10 of the Fiscal 2006 Statements.

August 2005 Affiliate Loan

In August 2005, the Board of the Company obtained a loan (“Loan 2005”) from an affiliate of Targa of $425,000. The Loan 2005 is payable on demand and earns interest at a rate of 10% per annum. Additional amounts were provided on the Loan 2005 during the period ending March 31, 2006. The Loan 2005 is secured by an already existing General Security Agreement over Plaintree’s assets. As of March 31, 2006, $629,821 had been advanced with interest accrued to date of $30,593 for a total payable of $660,414.

Convertible Debentures

On June 30 2005, the Company completed a private placement of secured Convertible Debentures having a principal value of $145,000. $36,000 of the secured debentures was purchased by an affiliate of Targa, the Company’s largest shareholder and a related party, and $109,000 was purchased by a corporation related to a member of the board of directors of Plaintree. The Convertible Debentures will mature two years after issuance and will be non-interest bearing until the due date and thereafter will bear 10% interest per annum until paid in full. At anytime while the Convertible Debentures are outstanding, the holders have the right to convert the amounts outstanding thereunder into Plaintree common shares at a conversion price of $0.04. If the full $145,000 of Convertible Debentures is converted, the Company will be required to issue 3,625,000 common shares in the aggregate. The Company will have the right to repay the Convertible Debenture at any time on 30 days prior notice, subject to the debenture holder’s right to convert the Convertible Debentures into Plaintree common shares. In a related transaction, Targa also completed an unsecured loan to the Company for $73,000 having terms substantially similar to the terms of convertible dentures with the exception that there are no conversion rights attached to the loan.

As at June 30, 2005, payment had been received for the $36,000 secured Convertible Debentures purchased by an affiliate of Targa and on July 11, 2005 payment had been received for the $109,000 secured Convertible Debentures purchased by a member of the board of directors of the Company.

In April, 2005 Targa, the Company’s largest shareholder and a related party completed a purchase of secured Convertible Debentures from the Company having a principal value of $220,000. The Convertible Debentures are due to be repaid in April 2007 (two years after issuance). The Convertible Debentures are non-interest bearing until the due date and thereafter will bear 10% interest per annum until paid in full. The Convertible Debentures are secured by a general security agreement over the assets of the Company. At anytime while the Convertible Debentures are outstanding, Targa has the right to convert the amounts outstanding thereunder into Plaintree common shares at a conversion price of $0.11. In the event that the full amount of the Debentures are converted, Targa will be issued 2,000,000 Plaintree common shares. The Corporation has the right to repay the Debenture at any time on 30 days prior notice, subject to Targa’s right to convert the Debentures into Plaintree common shares.

On February 11, 2005, the Company completed a placement of secured Convertible Debentures having a principal value of $220,000. Targa, the largest shareholder of the Company, purchased $181,240 of the Convertible Debentures. Targa is a related party of Plaintree and is controlled by David Watson, the Company’s chief executive officer and a director, and Bill Watson, the Company’s chairman and a director. The remaining $38,760 of the Convertible Debentures was purchased by a member of the Company’s Board of Directors. The due date for the payment of the Convertible Debentures is February 11, 2007. The Convertible Debentures are non-interest bearing until the due date and thereafter will bear 10% interest per annum until paid in full and are secured by a general security agreement over the assets of the Company. At anytime while the Convertible Debentures are outstanding, the debenture holders have the right to convert the amounts outstanding under the Convertible Debentures into Plaintree common shares at a conversion price of $0.065. In the event that the full amount of the Convertible Debentures are converted, Targa and the Board member will be issued a combined total of 3,384,615 Plaintree common shares. The Company has the right to repay the Convertible Debenture at any time on 30 days prior notice, subject to Targa’s and the board member’s right to convert the Convertible Debentures into Plaintree common shares.

6

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On December 16, 2003, the Company completed a placement of secured convertible debentures (“Debentures”) having a principal value of $900,000. Targa Group Inc., (“Targa”, the largest shareholder of the Company), purchased all the Debentures. Of the $900,000 proceeds from the sale of the Debentures, $710,386 was utilized to retire outstanding credit facilities granted by Targa or its affiliates. The balance of the proceeds, $189,614, was satisfied by a cash payment by Targa to the Company.

The due date for the payment of the Debentures was December 16, 2005. The Debentures were non-interest-bearing until the due date and thereafter bear 10% interest per annum until paid in full. As Debentures are secured by a general security agreement over the assets of the Company.

November 19, 2003 – Loan

On November 19, 2003, the Board of the Company agreed to accept a loan (“Loan”) from Targa, its largest shareholder, of $500,000 (net of related fees). The Loan is payable on demand and earns interest at a rate of prime plus 5% per annum. The Loan is also secured by an already existing General Security Agreement over Plaintree’s assets. On December 4, 2003, the Loan was reduced by a cash payment of $189,614 to Targa as part of the settlement of the purchase of Debentures referred to in Note 8. As of March 31, 2006, the total Loan amount outstanding was $376,849 ($310,386 principal plus $66,463 of accumulated interest; 2005 - $346,780 ($310,386 principal plus $36,394 of accumulated interest). This amount is included in due to related parties.

Leased facilities

Until March 31, 2003, the Company leased facilities from a company controlled by Targa. Lease arrears including interest of $63,512 (2005 - $48,879) owing to this related party amounted to $282,320 (2005 - $267,687). In 2003, this related party entered into a forbearance agreement with the Company whereby the Company agreed to repay the amounts owing and the related party was provided with a security interest in the form of a mortgage on the property owned by the Company. As a result of the BIA proposal to creditors, the forbearance agreement is now in default and the amounts owing are due and payable. This amount is still outstanding as at March 31, 2006 and is included in due to related parties.

Salary deferrals by senior officers

As of April 1, 2002, the Company’s Senior Officers have agreed to defer payment of consulting fees and salaries payable. At March 31, 2006, these fees and salaries to senior officers of the Company, who are also majority shareholders of Targa, amounted to $954,847 (2005 - $733,847), plus interest charges of $113,983 (2005 - $56,624) for a total payable of $1,068,830 (2005 - 790,471). These amounts are included in due to related parties.

Off-Balance Sheet Arrangement

Investment in Partnership and related Bank Loan

The Buhler Partnership is a general partnership and as such Plaintree is jointly and severally liable with the other partners of the Partnership for the debts and obligations of the Partnership if the Partnership is unable to satisfy the same, subject to a right of recovery by Plaintree from the other partners on the basis of their respective ownership interest in the Partnership.

Plaintree is not involved in the day to day management of the Partnership. In a related transaction, Plaintree obtained a non-recourse credit facility (the "Credit Facility") from a Canadian chartered bank in the amount of $20,300,000 to fund its required $20,000,000 capital contribution to the Partnership, to cover related acquisition expenses and to fund its payment obligations under the proposal approved by its creditors in July 2003. The only security pledged for the Credit Facility is the Partnership Interest itself and the Credit Facility is repaid only from cash distributions received from the Partnership and not from Plaintree’s general working capital. The credit facility is guaranteed by the Partnership.

Other Contracts and Commitments

The following table provides a summary of the Company’s obligations outstanding as at March 31, 2006:

	Payments due by period
		Less than	1-3
	Total	1 year	Years
Bank loan	$5,900,000	5,900,000	$-
Due to related parties – convertible debentures	1,360,508	1,360,508	-
Due to related parties – other	2,388,413	2,388,413	-
	$9,648,921	$9,648,921	$

Product warranty

As part of the normal sale of product, Plaintree provides its customers with a standard one year product warranty and separately priced extended warranty as stated in Note 19 to the Audited Consolidated Financial Statements. These warranties extend for periods generally ranging from one to two years from the date of sale.

Critical accounting estimates

The following critical accounting policies and significant estimates are used in the preparation of our consolidated financial statements:

Revenue recognition and warranties

Revenue from product sales is recorded on shipment provided evidence of an arrangement exists and collection is probable. In addition, a provision for potential warranty claims is recorded at the time of sale, based on warranty terms and prior claims experience. Extended warranty contracts are sold separately from the product and the associated revenue is recognized over the term of the agreement. Service revenue is recognized when the service is performed. Deferred revenue arises when extended warranty contracts are paid in advance.

7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management services revenue is recognized as services are delivered when there is persuasive evidence of an agreement and collection is reasonably assured.

Equity accounting for Partnership

The Company has a 49% interest in the Partnership. The Company is accounting for its interest in the Partnership using the equity method whereby net partnership income (loss) increases (decreases) the investment and cash distributions reduce the investment

Research and development costs

Research costs are expensed as incurred. Development costs are deferred once technical feasibility has been established and all criteria for deferral under GAAP are met. Such costs are amortized, commencing when the product is released, over the lesser of the expected life of the related product and three years.

Inventories

Finished goods are valued at the lower of cost (first-in, first-out) and net realizable value. Work in process and raw materials are valued at the lower of cost and replacement cost. Provisions for excess and obsolete inventory are made in the period in which management determines the inventory to be excess or obsolete.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Management makes estimates related to revenue recognition and allowance for doubtful accounts, useful lives of assets, valuation of its investment in partnership, valuation of its inventory, stock-based compensation, certain accrued liabilities, deferred revenue and convertible debentures. Actual results could differ from the estimates made by management.

Stock option plan

The Company has stock option plans as described in Note 12 to the Fiscal 2006 Statements. Effective April 1, 2004, the Company adopted the new recommendations of section 3870 of the CICA Handbook ("CICA 3870") with respect to stock-based compensation. The Company records an expense for employee options; the determination of stock-based compensation as further disclosed in Note 12 to the Fiscal 2006 Statements is based on the fair value at the date of grant of the stock options. An adjustment of $195,498 was made to the opening balance of retained earnings of fiscal 2005 to reflect the cumulative effect of the change on the prior periods.

The Company uses the fair value based method to measure stock-based compensation for all stock-based awards made to non-employees, and for direct awards made to directors and employees of common shares, stock appreciation rights, and awards that result from settlement for cash or other assets. Awards that the Company has the ability to settle in shares are recorded as equity whereas awards that the Company is required to or has a practice of settling in cash are recorded as liabilities.

Changes in accounting policies

Stock-based compensation and other stock-based payments

Effective April 1, 2004, the Company adopted the new recommendations of section 3870 of the CICA Handbook with respect to stock-based compensation. The Company records an expense for employee options; the determination of stock-based compensation as further disclosed in Note 12 is based on the fair value at the date of grant of the stock options. The Company has not restated expenses of prior periods. An adjustment of $195,498 was made to the opening balance of retained earnings of fiscal 2005 to reflect the cumulative effect of the change on the prior periods (see Note 12 to the Consolidated Financial Statements).

Summary of Outstanding Share Data

As at March 31, 2006 the following equity instruments were issued and outstanding:

Common Shares of 90,221,634

Warrants

On January 8, 2005, 3,911,765 common share purchase warrants at an exercise price of $0.51 per common share expired.

Stock Options

Stock options granted and outstanding at March 31, 2005 of 8,310,000 are exercisable to receive the same number of Common Shares at exercise prices ranging from $.08 to $2.31 with the latest expiry being September 9, 2010. Under the Stock Option Plan, which was last amended at the September 16, 2004 Annual General and Special Meeting of Shareholders, the maximum number of stock options which may be granted under the Stock Option Plan is 12,000,000.

Convertible Debentures

The Company has issued various tranches of convertible debentures to related parties for total face value of $1,485,000. The debentures plus accrued interest are convertible at any time into common shares of the Company at varying conversion rates that were determined at the time of issuance of each tranche. If all the debentures plus accrued interest were converted at the current time, the total number of common shares issued would be 17,061,363.

Additional information relating to the Company, may be found on Sedar at www.sedar.com or the Company’s website at www.plaintree.com.

8

Plaintree Systems Inc.

Board of Directors

W. David Watson II
President & Chief Executive Officer

William D. Watson
Chairman of the Board

Robert E. Shea
Chairman, Shea Financial Group

Jerry Vickers
Financial Advisor

Girvan L. Patterson
Sr. Exec. Voxium Inc

Senator John Buchanan
Senator

Executives and Officers

W. David Watson II
President & Chief Executive Officer

Lynn E. Saunders
Vice President, Operations

Jason Lee
Vice President, Business Development

Principal Office

110 Decosta Street
Arnprior, Ontario, Canada K7S 2X1
Telehone: (613) 623- 3434
Facsimile: (613) 623-4647

Website: http://www.plaintree.com

Auditors

Deloitte & Touche, Ottawa, Ontario, Canada

Transfer Agent

Computershare
100 University Ave., 8th Floor
Toronto, Ontario, Canada M5J 2Y1

Corporate Secretary

Gary Jessop
Partner
Blake, Cassels & Graydon, LLP,
Ottawa, Ontario, Canada

Legal Counsel

Blake, Cassels & Graydon, LLP
Ottawa, Ontario, Canada

Stock Exchange Listings

NASDAQ OTC BB: LANPF